SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           ------------------------

                                  FORM 11-K

                           ------------------------

                                ANNUAL REPORT

                       PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                           ------------------------

              SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN

                           ------------------------

                           SANTA FE SNYDER CORPORATION
                             840 GESSNER, SUITE 1400
                              HOUSTON, TEXAS 77024

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
------------------------------------------------------------------------------


                                                                          PAGE

(a)  Financial Statements:

     Report of Independent Accountants                                     1

     Statement of Net Assets Available for Benefits
       at December 31, 1998                                                2

     Statement of Net Assets Available for Benefits
       at December 31, 1997                                                3

     Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1998                                4

     Statement of Changes in Net Assets Available for Benefits
       or the Year Ended December 31, 1997                                 5

     Notes to Financial Statements                                       6 - 12

(b)  Additional Information*

     Schedule 1
     Item 27a - Schedule of Assets Held for Investment Purposes
        at December 31, 1998                                              13

     Schedule 2
     Item 27d - Schedule of Reportable Transactions for the
       Year Ended December 31, 1998                                       14

(c)  Exhibits:

     No. 23 - Consent of Independent Accountants                          15

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, persons who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                               SANTA FE ENERGY RESOURCES
                                                SAVINGS INVESTMENT PLAN



                                             By:________________________________
                                                 Mark A. Older
                                                 Member - Employee Benefits
Committee


Date:______________

                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Employee Benefits Committee of
Santa Fe Energy Resources Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Santa Fe Energy Resources Savings Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1998 and of Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/PRICEWATERHOUSECOOPERS LLP/

Houston, Texas
May 28, 1999

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                       FUND INFORMATION
                              -------------------------------------------------------------------
                                                                          PUTNAM
                                STABLE       GROWTH &       TOTAL          S&P
                                 VALUE        INCOME        RETURN        INDEX        VOYAGER
                                 FUND*         FUND*         FUND*         FUND*         FUND*
                              -----------   -----------   -----------   -----------   -----------
Investments, at fair value:
   Mutual funds ...........   $ 9,567,604   $ 2,764,496   $ 2,933,781   $ 7,233,742   $ 5,104,664
   Santa Fe Energy common
     stock ................
   Loans to participants ..
                              -----------   -----------   -----------   -----------   -----------
      Total investments ...     9,567,604     2,764,496     2,933,781     7,233,742     5,104,664
                              -----------   -----------   -----------   -----------   -----------
Receivables:
   Employer contributions .
                              -----------   -----------   -----------   -----------   -----------
      Total receivables ...
                              -----------   -----------   -----------   -----------   -----------

Net assets available for
  plan benefits ...........   $ 9,567,604   $ 2,764,496   $ 2,933,781   $ 7,233,742   $ 5,104,664
                              -----------   -----------   -----------   -----------   -----------
                                                 FUND INFORMATION
                              -------------------------------------------------------

                               OVERSEAS        NEW           COMPANY
                                GROWTH     OPPORTUNITIES      STOCK          LOAN
                                 FUND          FUND*          FUND*          FUND          TOTAL
                              -----------   -----------   -------------   -----------   -----------
Investments, at fair value:
   Mutual funds ...........   $ 1,633,576   $ 4,441,486                                 $33,679,349
   Santa Fe Energy common
     stock ................                               $   8,162,376                   8,162,376
   Loans to participants ..                                               $ 1,296,679     1,296,679
                              -----------   -----------   -------------   -----------   -----------
      Total investments ...     1,633,576     4,441,486       8,162,376     1,296,679    43,138,404
                              -----------   -----------   -------------   -----------   -----------
Receivables:
   Employer contributions .                                     218,873                     218,873
                              -----------   -----------   -------------   -----------   -----------
      Total receivables ...                                     218,873                     218,873
                              -----------   -----------   -------------   -----------   -----------

Net assets available for
  plan benefits ...........   $ 1,633,576   $ 4,441,486   $   8,381,249   $ 1,296,679   $43,357,277
                              -----------   -----------   -------------   -----------   -----------

* These funds represent more than 5% of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                       FUND INFORMATION
                              -------------------------------------------------------------------
                                                                          PUTNAM
                                 STABLE       GROWTH &      TOTAL           S&P
                                 VALUE        INCOME        RETURN         INDEX        VOYAGER
                                 FUND*         FUND*         FUND*         FUND*         FUND*
                              -----------   -----------   -----------   -----------   -----------
Investments, at fair value:
   Mutual funds ...........   $ 9,282,904   $ 2,474,759   $ 2,632,035   $ 5,620,618   $ 3,476,234
   Santa Fe Energy common
     stock
   Loans to participants ..
                              -----------   -----------   -----------   -----------   -----------
      Total investments ...     9,282,904     2,474,759     2,632,035     5,620,618     3,476,234
                              -----------   -----------   -----------   -----------   -----------
Receivables:
   Employer contributions .
                              -----------   -----------   -----------   -----------   -----------
      Total receivables ...
                              -----------   -----------   -----------   -----------   -----------
Net assets available for
  plan benefits ...........   $ 9,282,904   $ 2,474,759   $ 2,632,035   $ 5,620,618   $ 3,476,234
                              ===========   ===========   ===========   ===========   ===========
                                               FUND INFORMATION
                              -----------------------------------------------------

                               OVERSEAS         NEW         COMPANY
                                GROWTH     OPPORTUNITIES     STOCK         LOAN
                                 FUND          FUND*         FUND*         FUND         TOTAL
                              -----------   -----------   -----------   -----------   -----------
Investments, at fair value:
   Mutual funds ...........   $ 1,158,800   $ 3,061,832                               $27,707,182
   Santa Fe Energy common                                 $ 9,864,876                   9,864,876
     stock
   Loans to participants ..                                             $ 1,241,372     1,241,372
                              -----------   -----------   -----------   -----------   -----------
      Total investments ...     1,158,800     3,061,832     9,864,876     1,241,372    38,813,430
                              -----------   -----------   -----------   -----------   -----------
Receivables:
   Employer contributions .                                   338,322                     338,322
                              -----------   -----------   -----------   -----------   -----------
      Total receivables ...                                   338,322                     338,322
                              -----------   -----------   -----------   -----------   -----------
Net assets available for
  plan benefits ...........   $ 1,158,800   $ 3,061,832   $10,203,198   $ 1,241,372   $39,151,752
                              ===========   ===========   ===========   ===========   ===========

* These funds represent more than 5% of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                             FUND INFORMATION
                                                 ----------------------------------------------------------------------------
                                                                                                    PUTNAM
                                                    STABLE         GROWTH &         TOTAL            S&P
                                                     VALUE          INCOME          RETURN          INDEX          VOYAGER
                                                     FUND            FUND            FUND            FUND            FUND
                                                 ------------    ------------    ------------    ------------    ------------
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends ...................   $    568,533    $    245,577    $    106,165                    $    305,723
    Net unrealized appreciation (deprecia-
      tion) in value of investments ..........                         87,173         178,300    $  1,461,854         290,589
    Net realized gain (loss) on sale of assets                         18,005          34,909         146,232         313,983
   Contributions:
    Employer .................................
    Employees ................................        284,769         225,772         203,197         556,589         492,830
                                                 ------------    ------------    ------------    ------------    ------------
      Total additions ........................        853,302         576,527         522,571       2,164,675       1,403,125
                                                 ------------    ------------    ------------    ------------    ------------
Deductions to net assets attributed to:
   Trustee fees ..............................            252              96              52             112             159
   Net distributions to participants .........        389,700          69,054          25,998         120,930          82,334
                                                 ------------    ------------    ------------    ------------    ------------
      Total deductions .......................        389,952          69,150          26,050         121,042          82,493
                                                 ------------    ------------    ------------    ------------    ------------
Net increase (decrease) prior to
  interfund transfers ........................        463,350         507,377         496,521       2,043,633       1,320,632
Interfund transfers ..........................       (178,650)       (217,640)       (194,775)       (430,509)        307,798
Net assets available for plan benefits:
   Beginning of period .......................      9,282,904       2,474,759       2,632,035       5,620,618       3,476,234
                                                 ------------    ------------    ------------    ------------    ------------
   End of period .............................   $  9,567,604    $  2,764,496    $  2,933,781    $  7,233,742    $  5,104,664
                                                 ============    ============    ============    ============    ============
                                                                     FUND INFORMATION
                                                 ----------------------------------------------------------

                                                   OVERSEAS         NEW          COMPANY
                                                    GROWTH     OPPORTUNITIES      STOCK           LOAN
                                                     FUND           FUND           FUND           FUND           TOTAL
                                                 ------------   ------------   ------------    ------------   ------------
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends ...................   $     43,963   $    143,603                   $    111,154   $  1,524,718
    Net unrealized appreciation (deprecia-
      tion) in value of investments ..........        157,808        362,594   $ (3,320,710)                      (782,392)
    Net realized gain (loss) on sale of assets         24,460        272,757       (239,506)                       570,840
   Contributions:
    Employer .................................                                    1,199,979                      1,199,979
    Employees ................................        187,791        604,728        288,530                      2,844,206
                                                 ------------   ------------   ------------    ------------   ------------
      Total additions ........................        414,022      1,383,682     (2,071,707)        111,154      5,357,351
                                                 ------------   ------------   ------------    ------------   ------------
Deductions to net assets attributed to:
   Trustee fees ..............................             77            185            425                          1,358
   Net distributions to participants .........         23,732        140,835        187,582         110,303      1,150,468
                                                 ------------   ------------   ------------    ------------   ------------
      Total deductions .......................         23,809        141,020        188,007         110,303      1,151,826
                                                 ------------   ------------   ------------    ------------   ------------
Net increase (decrease) prior to
  interfund transfers ........................        390,213      1,242,662     (2,259,714)            851      4,205,525
Interfund transfers ..........................         84,563        136,992        437,765          54,456           --
Net assets available for plan benefits:
   Beginning of period .......................      1,158,800      3,061,832     10,203,198       1,241,372     39,151,752
                                                 ------------   ------------   ------------    ------------   ------------
   End of period .............................   $  1,633,576   $  4,441,486   $  8,381,249    $  1,296,679   $ 43,357,277
                                                 ============   ============   ============    ============   ============

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                              FUND INFORMATION
                                                 ---------------------------------------------------------------------------
                                                                                                    PUTNAM
                                                    STABLE         GROWTH &         TOTAL            S&P
                                                    VALUE          INCOME           RETURN          INDEX          VOYAGER
                                                     FUND           FUND             FUND           FUND            FUND
                                                 ------------    ------------    ------------    ------------   ------------
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends ...................   $    602,904    $    315,343    $    113,982                   $    207,222
    Net unrealized appreciation (deprecia-
      tion) in value of investments ..........                          1,822         259,817    $  1,044,577        469,612
    Net realized gain (loss) on sale of assets                         52,430          61,624         158,420         60,310
   Contributions:
    Employer .................................
    Employees ................................        292,574         288,934         162,111         362,820        436,534
                                                 ------------    ------------    ------------    ------------   ------------
      Total additions ........................        895,478         658,529         597,534       1,565,817      1,173,678
                                                 ------------    ------------    ------------    ------------   ------------
Deductions to net assets attributed to:
   Trustee fees ..............................             88              36              52              58             81
   Loan defaults .............................
   Net distributions to participants .........        900,639          32,179         102,323         118,359         84,232
   Distributions to the Monterey Resources
     Savings Investment Plan .................      2,495,757         831,029         745,681       1,364,633      1,432,170
                                                 ------------    ------------    ------------    ------------   ------------
      Total deductions .......................      3,396,484         863,244         848,056       1,483,050      1,516,483
                                                 ------------    ------------    ------------    ------------   ------------
Net increase (decrease) prior to
  interfund transfers ........................     (2,501,006)       (204,715)       (250,522)         82,767       (342,805)
Interfund transfers ..........................      1,175,354         810,291         113,617         426,500       (174,181)
Net assets available for plan benefits:
   Beginning of period .......................     10,608,556       1,869,183       2,768,940       5,111,351      3,993,220
                                                 ------------    ------------    ------------    ------------   ------------
   End of period .............................   $  9,282,904    $  2,474,759    $  2,632,035    $  5,620,618   $  3,476,234
                                                 ============    ============    ============    ============   ============
                                                                      FUND INFORMATION
                                                 ------------------------------------------------------------

                                                   OVERSEAS           NEW           COMPANY
                                                    GROWTH       OPPORTUNITIES      STOCK           LOAN
                                                     FUND            FUND            FUND           FUND             TOTAL
                                                 ------------    ------------    ------------    ------------    ------------
Additions to net assets
  attributed to:-
   Investment income:
    Interest and dividends ...................   $     67,662    $     65,480                    $    133,662    $  1,506,255
    Net unrealized appreciation (deprecia-
      tion) in value of investments ..........        129,335         840,207    $  2,183,828                       4,929,198
    Net realized gain (loss) on sale of assets        (70,386)       (284,683)      1,400,647                       1,378,362
   Contributions:
    Employer .................................                                      1,431,867                       1,431,867
    Employees ................................        203,106         610,097         490,496                       2,846,672
                                                 ------------    ------------    ------------    ------------    ------------
      Total additions ........................        329,717       1,231,101       5,506,838         133,662      12,092,354
                                                 ------------    ------------    ------------    ------------    ------------
Deductions to net assets attributed to:
   Trustee fees ..............................             46             100             190                             651
   Loan defaults .............................                                                         58,792          58,792
   Net distributions to participants .........         16,041          65,283         303,454          33,696       1,656,206
   Distributions to the Monterey Resources
     Savings Investment Plan .................        673,334       1,831,155       1,657,366         660,429      11,691,554
                                                 ------------    ------------    ------------    ------------    ------------
      Total deductions .......................        689,421       1,896,538       1,961,010         752,917      13,407,203
                                                 ------------    ------------    ------------    ------------    ------------
Net increase (decrease) prior to
  interfund transfers ........................       (359,704)       (665,437)      3,545,828        (619,255)     (1,314,849)
Interfund transfers ..........................        151,823        (230,205)     (2,365,989)         92,790
Net assets available for plan benefits:
   Beginning of period .......................      1,366,681       3,957,474       9,023,359       1,767,837      40,466,601
                                                 ------------    ------------    ------------    ------------    ------------
   End of period .............................   $  1,158,800    $  3,061,832    $ 10,203,198    $  1,241,372    $ 39,151,752
                                                 ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Santa Fe Energy Resources Savings Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions, as the Plan document is controlling at all times.

      GENERAL
      The Plan is a defined contribution plan for employees of Santa Fe Energy Resources, Inc. (SFER or the Company) and is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

      ADMINISTRATION OF THE PLAN
      The Plan is administered by the Employee Benefits Committee appointed by the Board of Directors of the Company. Effective April 1, 1996, Putnam Fiduciary Trust Company was appointed trustee and recordkeeper of the Plan, and all Plan assets were transferred to the new trustee's custody.

      ELIGIBILITY
      Substantially all salaried, full-time employees of the Company are eligible to participate in the Plan on the first day of the month following their date of hire. Eligible employees may become participants in the Plan by authorizing regular payroll deductions and designating investment allocations for such deductions. At December 31, 1998, there were 371 participants in the Plan.

      CONTRIBUTIONS
      Participants may elect to contribute from 1% to 12% of their annual base pay. Tax deferred contributions to the Plan by individual employees were limited to $10,000 in 1998 and 1997. This limitation is periodically adjusted to reflect cost-of-living adjustments. Further, the Internal Revenue Code (the Code) limits the total amount of contributions and forfeitures to the Plan (and all other defined contribution plans of the Company) to the lesser of 25% of total annual compensation or $30,000 per participant. The Plan is also subject to the "top-heavy" rules and regulations promulgated under the Code. These rules generally provide that for any Plan year in which the Plan is "top-heavy," certain additional restrictions apply to contributions made on behalf of key employees. There were no such restrictions on the Plan due to "top-heavy" provisions during 1998 or 1997.

      The Company matches employee contributions for an amount up to 4% of each participant's base salary (the Regular Matching Contribution). In addition, if at the end of each fiscal year the Company's financial performance for such year has met or exceeded certain predetermined criteria, each participant will

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

      receive an additional matching contribution (the Performance Matching Contribution) of up to 50% of the Regular Matching Contribution. For the years ended December 31, 1998 and 1997, the Company made Performance Matching Contributions of $218,873 and $338,322, respectively. The Performance Matching Contribution amounts for 1998 and 1997 are accrued as a receivable from employer in the statement of net assets available for plan benefits at December 31, 1998 and 1997. Both the Regular and Performance Matching Contributions are entirely in the form of Company stock and are held in the Company Stock Fund.

      A participant who receives a qualifying distribution from a former employer's retirement or savings plan may contribute the distribution to the Plan provided that such contribution qualifies as a "rollover" contribution in accordance with Section 402 of the Code, or is made by a direct trust-to-trust transfer.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) earnings from Plan funds in which the participant has invested and (c) forfeitures of the unvested portion of terminated participants' accounts (which reduce the Company's contribution). Allocations are based on participant earnings or account balances, as defined.

      VESTING
      Participants are 100% vested at all times with respect to their contributions and rollover accounts. Participants' employer contributions vest at a rate of 20% per year for each full year of service and become 100% vested after five full years of service, or in the case of death, total disability, attainment of normal retirement age or in certain other circumstances.

      INVESTMENTS
      Participants can direct all contributions made on their behalf into one or all of the Plan's investment funds. Contribution rates may be changed at any time.

      Effective April 1, 1996 and continuing through December 31, 1998, the eight investment funds of the Plan were as follows:

      o FUND 1 - the "Stable Value Fund" invests primarily in a collective investment trust consisting of high-quality annuity investment contracts issued by insurance companies or banks to preserve capital and maintain a consistent yield of current income. The fund also maintains investments in two previously negotiated guaranteed investment contracts issued by an insurance company that were transferred to the fund from the Plan's previous trustee. For liquidity

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


         purposes, a portion of the fund's assets are invested in high-quality money market instruments. The fund is managed by Putnam Investments, Inc.

      o FUND 2 - the "Growth and Income Fund" invests primarily in the stock of large, well-established corporations in a variety of industries with an above-average history of dividend payments. The Fund's goal is to obtain long-term capital appreciation while also providing current income. The fund is managed by Putnam Investments, Inc.

      o FUND 3 - the "Total Return Fund" invests in a combination of (a) large corporation stocks that are historically strong performers and
         (b) high-quality fixed-income securities. The objective of the Fund is to achieve a high total return, long-term capital appreciation and current income. The fund is managed by Invesco Funds Group, Inc.

      o FUND 4 - the "Putnam S&P Index Fund" invests in the common stock of the 500 industrial, utility, financial and transportation companies that comprise Standard & Poor's 500 Stock Composite Index. The Fund attempts to mirror the performance of such index. The fund is managed by Putnam Investments, Inc.

      o FUND 5 - the "Voyager Fund" invests primarily in the common stock of smaller, growth-oriented companies and larger, well-established corporations that the fund manager believes offer above-average growth potential. The fund's investment objective is rapid capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 6 - the "Overseas Growth Fund" invests in the common stock of companies located outside of North America, that offer above-average growth potential. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 7 - the "New Opportunities Fund" invests primarily in the common stock of companies within certain emerging industry groups which have been identified by the fund manager as having above-average potential for growth. The Fund's overall objective is long-term capital appreciation. The fund is managed by Putnam Investments, Inc.

      o FUND 8 - the "Company Stock Fund" invests in the common stock of the Company. Dividends and other distributions, or amounts received in respect of Company stock, are reinvested in additional shares, and each participant's account is credited with a proportionate number of the incremental shares.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

      LOANS
      Loans may be made pursuant to the Plan. With respect to Plan loans, the provisions of the Plan (1) allow for the securing of loans by, among other things, the value of the participants' vested account balance, (2) establish a reasonable rate of interest, (3) set forth maximum loan terms,
      (4) establish any minimum and maximum loan amounts and (5) establish a fixed repayment schedule. Two loans per employee may be outstanding at one time; a third loan will not be permitted until one of the prior loans has been paid in full.

      During 1998, $677,883 of new loans were issued to participants, and $623,427 of principal payments were received from participants. At December 31, 1998, the interest rate charged on loans from the Plan ranged from 6.50% to 12.0%, depending upon the length and terms of the loan.

      WITHDRAWALS, TRANSFERS AND FORFEITURES
      In the event of a participant's death, 100% of the participant's account balance is paid to designated beneficiaries. In the event of termination of employment, participants receive a distribution equal to the vested value of their account as of the valuation date on or following their termination of employment or normal retirement date. As allowed by the Code, the Plan also provides for hardship withdrawals under certain circumstances. Distributions may be made in a lump-sum payment or through monthly instalments for a specified period, or in the case of accounts invested in the Company Stock Fund, may be paid all in stock or part in stock and part in cash.

      Forfeitures of unvested employer contributions are applied against future employer contributions. Such forfeitures were $70,363 and $31,129 for the years ended December 31, 1998 and 1997, respectively.

      AMENDMENT AND TERMINATION
      The Board of Directors of the Company may, at any time, amend, discontinue contributions or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING
      Financial statements of the Plan are prepared on the accrual basis of accounting and include all adjustments necessary to present fairly the financial statements of the Plan in accordance with generally accepted accounting principles.

      VALUATION OF INVESTMENTS
      Investments in the Stable Value Fund are valued at contract or fair market value. Valuations of investments in common stock and

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

      shares in registered investment company funds are based upon published quotations for the last business day of the Plan year. The valuation of the Putnam S&P Index Fund is based upon its closing sales price reported for the last business day of the year. Loans are valued at cost which approximates fair market value.

      CONTRIBUTIONS
      Employee contributions are recorded in the periods in which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the comparable period.

      INCOME RECOGNITION
      Investment income from dividends and interest is recorded on the accrual basis, with dividends accrued on the ex-dividend date.

      BENEFITS
      Benefit claims are accrued when they have been processed and approved for payment by the Plan. Claims processed and approved, but unpaid as of the Plan's fiscal year end, are not shown as liabilities on the statement of net assets available for plan benefits but are reflected as liabilities on the Plan's Form 5500.

      EXPENSES
      Plan administrative expenses are borne by the Company, except for loan origination and maintenance fees related to Plan loans which are paid by the participants.

      USE OF ESTIMATES
      The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities and the periods in which certain items of revenue and expense are included. Actual results may differ from such estimates.

3.    TAX STATUS OF THE PLAN

      The Internal Revenue Service issued a favorable letter of determination with respect to the tax status of the Plan dated November 19, 1997. Since the Plan was not amended during 1998, management believes an updated determination letter is not required as the Plan's design and operations are in compliance with the applicable requirements of the Internal Revenue Code (Code). Therefore, the related trust is exempt from federal income tax under Code Section 501(a).

4.    NET REALIZED GAIN (LOSS) ON INVESTMENTS

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

      The net realized gain (loss) on the Plan's fund investments represents sales of fund shares, or SFER common stock, the proceeds of which have been distributed to participants or transferred to other funds. In accordance with ERISA guidelines, realized gains (losses) are calculated as sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Under certain circumstances, the cost basis of the common stock for tax purposes may differ from the cost basis for financial reporting purposes.

      Net realized gains (losses) for the year ended December 31, 1998 were as follows:

                                                                      ERISA
                                                       ERISA        REALIZED
                                        PROCEEDS       COST        GAIN (LOSS)
                                      -----------   -----------   -------------
Growth & Income Fund ..............   $   805,611   $   787,606   $      18,005
Total Return Fund .................       579,125       544,216          34,909
Putnam S&P Index Fund .............     1,177,500     1,031,268         146,232
Voyager Fund ......................     2,787,264     2,473,281         313,983
Overseas Growth Fund ..............       258,540       234,080          24,460
New Opportunities Fund ............     4,180,422     3,907,665         272,757
Company Stock Fund ................     1,697,890     1,937,396        (239,506)
                                      -----------   -----------   -------------
                                      $11,486,352   $10,915,512   $     570,840
                                      ===========   ===========   =============

      Net realized gains (losses) for the year ended December 31, 1997 were as follows:

                                                                      ERISA
                                                       ERISA        REALIZED
                                        PROCEEDS       COST        GAIN (LOSS)
                                      -----------   -----------   -------------
Growth & Income Fund ..............   $   484,988   $   432,558   $      52,430
Total Return Fund .................       525,851       464,227          61,624
Putnam S&P Index Fund .............       948,128       789,708         158,420
Voyager Fund ......................       814,395       754,085          60,310
Overseas Growth Fund ..............       259,266       329,652         (70,386)
New Opportunities Fund ............     1,189,086     1,473,769        (284,683)
Company Stock Fund ................     7,483,241     6,082,594       1,400,647
                                      -----------   -----------   -------------
                                      $11,704,955   $10,326,593   $   1,378,362
                                      ===========   ===========   =============

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

5.    MONTEREY RESOURCES, INC. COMMON STOCK DISTRIBUTION

      On July 25, 1997, the Company distributed pro rata to its common shareholders all of the common stock it owned in Monterey Resources, Inc. (Monterey) at a rate of .44 common shares of Monterey for each common share of Santa Fe.

      Effective October 31, 1997, all Monterey shares were automatically sold by the Trustee and reinvested in the Putnam Stable Value Fund, unless otherwise directed by the participant.

      In conjunction with the Company's spin-off of Monterey, qualifying distributions to Monterey employees totaling $11,691,554 were made by a trust-to-trust transfer to the Monterey Resources Savings Investment Plan.

6.    PLAN AMENDMENTS

      There were no amendments to the Plan during 1998.

7.    SUBSEQUENT EVENT

      Effective May 5, 1999, the Company merged with Snyder Oil Corporation and adopted the name Santa Fe Snyder Corporation. In conjunction with the merger, the Board of Directors approved a merger between the Plan and the Snyder Oil Corporation Profit Sharing and Savings Plan. The Board of Directors also approved the immediate vesting of Plan benefits for all persons employed on the merger date.

                             ADDITIONAL INFORMATION

                                                                      SCHEDULE 1
SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

   (A)                                                     (C)                                                        (E)
PARTY-IN-                (B)                           DESCRIPTION                NUMBER            (D)             CURRENT
INTEREST                ISSUER                        OF INVESTMENT             OF SHARES           COST             VALUE
    *      Putnam Investments, Inc.    Company Stock Fund                          1,106,762      $ 8,490,867       $ 8,162,376

           Invesco Funds Group, Inc.   Total Return Fund                              93,551        2,355,829         2,933,781
    *      Putnam Investments, Inc.    Growth & Income Fund                          134,919        2,628,091         2,764,496
    *      Putnam Investments, Inc.    Voyager Fund                                  232,877        4,296,484         5,104,664
    *      Putnam Investments, Inc.    Stable Value Fund                           9,567,604        9,562,269         9,567,604
    *      Putnam Investments, Inc.    New Opportunities Fund                         76,013        3,556,290         4,441,486
    *      Putnam Investments, Inc.    Overseas Growth Fund                           84,949        1,373,415         1,633,576
    *      Putnam Investments, Inc.    S&P Index Fund                                250,042        4,309,817         7,233,742
           Participant loans           Range of maturities -
                                         March 31, 1998 - February 25, 2013                         1,296,679         1,296,679
                                                                                               ---------------  ---------------
                                                                                                  $37,869,741       $43,138,404
                                                                                               ===============  ===============

                                     - 13 -

*  Invested with a party-in-interest to the Plan as defined by ERISA.

SANTA FE ENERGY RESOURCES SAVINGS INVESTMENT PLAN                     SCHEDULE 2
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                       (C)           (D)
                                                                    PURCHASE       SELLING
                                                                      PRICE         PRICE                     (H)
                                                                    (CURRENT       (CURRENT                 CURRENT          (I)
  (A)                    (B)                     NUMBER OF          VALUE AT       VALUE AT                 VALUE ON         NET
                                             -----------------     TRANSACTION   TRANSACTION     (G)       TRANSACTION     REALIZED
                                             PURCHASES   SALES        DATE)         DATE)        COST         DATE       GAIN (LOSS)

Putnam Invest-   SFER Company Stock Fund                  176                    $ 1,697,890  $1,403,577                 $   294,313
  ments, Inc.                                   146               $   3,555,608                            $3,555,608
Putnam Invest-   Voyager Fund                             119                      2,787,265   2,685,156                     102,109
  ments, Inc.                                   102                   3,811,123                             3,811,123
Putnam Invest-   Stable Value Fund                        170                      9,424,157   9,419,805                       4,352
  ments, Inc.                                   187                   9,707,874                             9,707,874
Putnam Invest-   New Opportunities Fund                   118                      4,180,422   4,171,957                       8,465
  ments, Inc.                                   116                   4,924,725                             4,924,725
Putnam Invest-   S&P 500 Index Fund                        77                      1,177,500     787,555                     389,945
  ments, Inc.                                   103                   1,182,538                             1,182,538
Invesco Funds    Total Return Fund                         61                        579,125     499,978                      79,147
  Group Inc.                                     87                     667,574                               667,574

Columns (e) and (f) have been omitted because they are not applicable.

                                      -14-